SYLA Technologies Became the Largest Shareholder of RIBERESUTE by Acquiring 20.39% of its Shares

TOKYO, January 12, 2024 (GLOBE NEWSWIRE) -- SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowdfunding platform in Japan, Rimawari-kun, completed the acquisition of common shares (the “Share Acquisition”) of RIBERESUTE CORPORATION (TSE: 8887) (“RIBERESUTE”) which the Company had previously announced on November 15, 2023.

Completion of the Share Acquisition

On January 12, 2024, pursuant to the agreement entered into by SYLA and RIBERESUTE on November 15, 2023, SYLA concluded the acquisition of 2,158,800 shares of RIBERESUTE common stock from RIBERESUTE 's largest shareholder and other shareholders. As the result of the Share Acquisition, the Company’s ownership interest in RIBERESUTE became 20.39% (rounded to two decimal places) of the total number of outstanding shares as of the end of May 2023 (10,589,800 shares), positioning SYLA as the largest shareholder in RIBERESUTE.

About SYLA Technologies Co., Ltd.
Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”) owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. SYLA’s mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. SYLA is engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on April 18, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information
Gateway Group, Inc.
John Yi and Steven Shinmachi
SYLA@gateway-grp.com
Tel +1 (949) 574-3860

SYLA Technologies Company Contact:
Hajime Sugino
Head of SYLA USA
h_sugino@syla.jp